

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Shannon Zimmerman
Chief Executive Officer and President
Sajan, Inc.
625 Whitetail Blvd.
River Falls, WI 54022

> **Re:**   **Sajan, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2014**
> **File No. 333-195819**

Dear Mr. Zimmerman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with documentation supporting any factual assertions in your prospectus, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. For example, we note the following statements:

- Sajan is a leading provider of language translation solutions.
- According to research completed by Common Sense Advisory ("CSA"), the worldwide cost of global multilingual content delivery increased to approximately $33 billion in 2012 and is expected to reach approximately $40 billion by 2015.
- The industry for language translation services is extremely fragmented, with approximately two-thirds of providers employing five or fewer employees.

Please note that the above list is not meant to be complete. Additionally, for each factual statement in your prospectus, please identify in the filing the source of such information.

To the extent any such assertions are management's belief, please clarify. Also, please advise whether any third-party reports or sources cited in the filing were commissioned by you, and if so, please disclose this fact in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.   Please consider expanding your overview to provide a balanced and meaningful discussion of known material trends and uncertainties that will, or are reasonably likely to, have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, you may want to discuss the significant year-over-year decrease in revenue from your largest customer for the quarter ended March 31, 2014 noted in comment 3 below, to the extent this is a known trend or uncertainty that you expect may continue to impact your results in future periods. As another example, we note your disclosure on page 9 that, while revenue grew 17% in 2013 over 2012, it was relatively flat in 2012 over 2011. The overview should provide analysis concerning the quality and variability of your earnings and cash flows to provide investors with insight into the extent to which reported financial information is indicative of future results. Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges, and risks you may face in the short and long term and the actions you are taking to address them. We refer you to Sections III.A and III.B. of SEC Release No. 33-8350 for guidance.

Results of Operations – Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Revenues, page 25

3.   We note your disclosure that your international revenues declined year-over-year, primarily due to a 20% decline in revenue from your largest customer. Consider enhancing your disclosure to discuss whether the decline in revenue from your largest customer or any related events or developments in the marketplace reflect a known trend or uncertainty that management believes may continue to have an unfavorable impact on revenue. Refer to Item 303(a)(3)(ii) of Regulation S-K, and for additional guidance see Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources

Uses of Capital, page 30

4.   We note from your disclosure that you believe the proceeds from this offering together with your existing cash, operating cash flows, and existing credit facility will be sufficient to meet your cash requirements for the foreseeable future. Please revise to

disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) and (2) of Regulation S-K and Instructions 2 and 3 to Item 303(a) for additional guidance.

Our Business

Major Customers, page 39

5.   We note your disclosure that more than 10% of your revenues in each of the last two years was attributable to one customer. Please tell us your consideration for disclosing the identity of this customer. See Item 101(h)(4)(vi) of Regulation S-K. Additionally, please file the agreement governing the relationship with this customer, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

6.   Please provide more fulsome disclosure on the nature of the agreements that govern your relationships with your customers, including any material terms to such arrangements.

Management and Board of Directors

Directors and Executive Officers, page 41

7.   For each director, on an individual basis, discuss the specific experience, qualifications, attributes or skills that led the board to conclude that such person should serve as a director. See Item 401(e)(1) of Regulation S-K and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3483 with any questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: <u>Via E-Mail</u>
  John R. Houston
  Fredrikson & Byron, P.A.